Appendix A
to the
PROFESSIONALLY MANAGED PORTFOLIOS
OPERATING EXPENSES LIMITATION AGREEMENT

Fund	Class R Expense Cap	Class I Expense Cap
Hodges Fund	1.18%	0.93%
Hodges Small Cap Fund	1.40%	1.15%

Most recent Board approval: June 30, 2017

PROFESSIONALLY MANAGED PORTFOLIOS	HODGES CAPITAL MANAGEMENT, INC.

By: /s/ Elaine E. Richards	By: /s/ Eric Marshall
Name: Elaine E. Richards	Name: Eric Marshall
Title: President	Title: President

Appendix A approved by the Board of Trustees:  June 6, 2017 for the Hodges Fund and June 30, 2017 for the Hodges Small Cap Fund.